December 29, 2005

Mail Stop 4561

Jonathan Levine
President
Panoshan Marketing Corp.
Suite 400, 715 - 5th Avenue S.W.
Calgary, Alberta  T2P 2X6, Canada

Re:	Panoshan Marketing Corp.
      Amendment No. 8 to Registration Statement on Form F-1 Filed
December 19, 2005
      Registration No. 333-118576

Dear Mr. Levine:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We refer to your revisions in response to comment 7. Specifically, we note that in the Plan of Distribution section you have included a fixed price at which the warrants may be resold. If you choose to allow for the resale of the warrants using this registration statement, please make the following revisions:

* Revise the text of the cover page to reference the ability of selling securityholders to resell the warrants at a fixed price of $0.05.
* Revise the cover page to discuss when a securityholder may resell
the warrants.  For example, we note your disclosure on page 20 that
states that warrants may only be resold after the units have been sold by the selling securityholders named in the prospectus.
* Revise the box on the bottom of the cover page to include the fixed
price at which the warrants may be resold.
* Ensure that your disclosure in the Risk Factors section on page
15
is consistent with the above revisions.

Summary

2. Please reconcile the disclosure on page 7 that you acquired the rights to the PC Weasel on April 28, 2004, the disclosure on page 34 that you acquired such rights on May 1, 2004 and the date of the agreement filed as an exhibit that indicates the marketing rights agreement was entered into on April 29, 2004.

Risk Factors, page 10

3. We note your statement on page 11 that you have not made any attempt to market your sole product because management believes this
"may cause material changes to this prospectus and would further delay the lengthy registration process." Are you saying that you did not begin to implement your business plan since April 2004, when you acquired the right to market your sole product, because you believed that this would delay effectiveness of your registration statement?
If so, please explain what material changes management believed would have delayed the registration process. In this connection, please reconcile your statement regarding the reason for not having begun to market your product with your disclosure on page 12 that you have no knowledge about "what steps are required to develop markets for our product(s)." Please revise to include separate risk factor disclosure that you do not know how to market your product and what steps you will need to take as a result. Further, please reconcile this disclosure with your disclosure on page 7 that your activities during the development stage have included "work on development of our operating plans, including the marketing and sales plans for the first product we intend to distribute, the PC Weasel."

Certain Relationships and Related Transactions, page 41

4. Please revise your disclosure under Certain Relationships and Related Transactions to disclose the terms of the marketing rights agreement with Server Researches.

Part II

Exhibit Index, page 48

5. Revise the exhibit index to include the Warrant Agency
Agreement
which was filed as an exhibit to the registration statement.

Undertakings, page 49

6. Please revise to include the revised undertakings found in Regulation S-B that went into effect December 1, 2005.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Eric McPhee at (202) 551-3693 or Daniel
Gordon,
Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Owen Pinkerton, Attorney-Advisor, at (202) 551-3694 or me at
(202) 551-3780 with any other questions.

Sincerely,



Elaine Wolff
Branch Chief

cc:	W. Scott Lawler, Esq. (via facsimile)
	Lawler & Associates
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Jonathan Levine
Panoshan Marketing Corp.
December 29, 2005
Page 3